EXHIBIT 12.1

Statement re: Computation of Ratios (in thousands, except ratio of earnings)

	Years ended
	July 2, 2006	July 3, 2005	June 27, 2004
		(As restated)	(As restated)
Income (loss) from continuing operations before taxes	$10,307	$16,062	$(116)
Fixed charges from continuing operations:
Interest expense and amortization of debt discount on all indebtedness	8,628	8,355	8,354
Interest included in rent	1,483	2,300	2,400

Total fixed charges from continuing operations	10,111	10,655	10,754

Income (loss) before taxes and fixed charges	$20,418	$26,717	$10,638

Deficiency of earnings (as defined) to fixed charges	—	—	—

Ratio of earnings to fixed charges (1)	2.02	2.51	0.99

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental expense that we believe to be representative of interest.